**CROSSTREE CAPITAL SECURITIES, LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2022**

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

68662

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING  01/01/2022    AND ENDING  12/31/2022
                                              MM/DD/YY                                              MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Crosstree Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5411 Sky Center Drive, Suite 625
(No. and Street)

| Tampa | FL | 33607 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Katherine Anderson | 404-303-8840 x1002 | kanderson@bdsolutions.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

| 4601 DTC Blvd., Suite 700 | Denver | CO | 80237 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/03 | 349 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form**
**displays a currently valid OMB control number.**





# OATH OR AFFIRMATION

I, Jeff Ellis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Crosstree Capital Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Publ... Ale... My Comm... Expire...

Signature: [signature]

Title: Managing Member

Alexis Roper Alexis Roper

Notary Public

Notary Public State of Florida
Alexis Roper
My Commission HH 329306
Expires 11/3/2026

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Crosstree Capital Securities, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Crosstree Capital Securities, LLC (the "Company") as of December 31, 2022, and the related notes to the statement of financial condition. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Crosstree Capital Securities, LLC's auditor since 2011.

Denver, Colorado
February 23, 2023

**CROSSTREE CAPITAL SECURITIES, LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2022**

### <u>ASSETS</u>

| | |
|---|---:|
| Cash and cash equivalents | $ 870,207 |
| Other assets | 1,962 |
| **_Total assets_** | **$ 872,169** |

### <u>LIABILITIES AND MEMBER'S EQUITY</u>

| | |
|---|---:|
| **LIABILITIES:** | |
| Promissory note payable (Note 4) | $ 33,583 |
| Accounts payable | 10,250 |
| **_Total liabilities_** | 43,833 |
| **COMMITMENTS AND CONTINGENCIES (NOTES 3 AND 5)** | - |
| **MEMBER'S EQUITY** (Note 2) | 828,336 |
| **_Total liabilities and member's equity_** | **$ 872,169** |

The accompanying notes are an integral part of this statement.

# NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

## Organization and Business
Crosstree Capital Securities, LLC (the "Company") is a Florida limited liability company formed on July 21, 2008. The Company is affiliated with Crosstree Capital Partners, Inc. ("CCP"), a management consulting firm to life sciences companies, through common ownership. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company identified the provision of Footnote 74 under which the Company s not required to claim an exemption from 17 C.F.R. 240.15c3-3.

The Company provides investment banking and corporate finance advisory and consulting services regarding mergers and acquisitions and growth capital financing. The Company specializes in the life sciences and healthcare industries, with a focus on pharmaceutical outsourcing, diagnostic products and services and life science tools.

## Revenue Recognition
The Company's main source of revenue is consulting and advisory fees and records this revenue when earned. As of December 31, 2022, management has determined that no allowance for doubtful accounts is necessary.

## Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers money market funds with an original maturity of three months or less to be cash equivalents.

## Income Taxes
The Company is not a taxable entity and thus the financial statements do not include a provision for income taxes. The Company's member is taxed on his respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2019. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations, and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2022.

## Recent Accounting Pronouncements
The Company has evaluated FASB Standards Update 2016-02, Lease (Topic 842) – effective for fiscal years beginning after December 15, 2018 and has updated its recognition of the corresponding lease assets and liabilities. Implementation of the new standard did not materially affect the Company's operations or net capital computations.

## NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions.  At December 31, 2022, the Company had net capital and net capital requirements of $826,374 and $5,000, respectively.  The Company's net capital ratio (aggregate indebtedness to net capital) was .05 to 1.  According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

## NOTE 3 – OPERATING LEASE

The Company has a non-cancelable operating lease for subleases office space with CCP which expires January 31, 2023.  In addition, the future minimum lease payments are as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2023 | 880 |

Rental expense was $10,562 for the year ended December 31, 2022.

## NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with CCP.  Under the agreement, the Company pays 75% of CCP's operating expenses including, but not limited to legal, marketing, payroll and salaries, utilities, and insurance expenses.

The Company has entered into a separate agreement to sublease office space from CCP through January 31, 2023 (see Note 3).

The Company has a convertible promissory note payable due to a related party, Shane Senior.  As of December 31, 2022, the Company owes $25,000 of principal and $8,583 of interest.  The note requires periodic payments of simple interest on the principal balance at a rate of three percent (3%) per annum.  Such interest will accrue until repayment of the note or until conversion.

The note is convertible into 50% of the fully diluted interest of the Company at any time upon notice to the Company.  In the event that the conversion date does not occur prior to December 31, 2020, the Company shall, upon written demand, pay the full principal balance and all accrued interest.

## NOTE 5 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalents, due from affiliate, other assets, and accounts payable are carried at amounts that approximate fair value due to the short –term nature of those instruments. The estimated fair value of the Company's convertible promissory note payable, based on the market rates of interest and similar maturities, approximate its carry value or contracted amounts.

The Company is engaged in various corporate advisory activities with counterparties with which the Company has an investment banking assignment. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business.

## NOTE 6 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.